

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2021

Shane Schaffer
Chief Executive Officer
Cingulate Inc.
1901 W. 47th Place
Kansas City, KS 66205

Re: Cingulate Inc.
Form S-1
Exhibit No. 10.2
Filed September 9, 2021
File No. 333-259408

Dear Mr. Schaffer:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance